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                                                                                                                        Exhibit 99-2
                                                                                                                        ------------


                                               VOCALTEC COMMUNICATIONS LTD.
                                      CONSOLIDATED PROFORMA STATEMENTS OF OPERATIONS
                                                All data in thousands of U.S. dollars

                                                              Twelve months ended              Six months ended
                                                                  December 31                       June 30
                                                            -------------------------         --------------------
                                                                      2004                           2005
                                                            -------------------------         --------------------
                                                                    Proforma                       Proforma
Sales
   Products                                                          6,885                           3,090
   Services                                                          2,719                           1,579
                                                            -------------------------         --------------------
                                                                     9,604                           4,669
                                                            -------------------------         --------------------

Cost of Sales
   Products                                                          3,403                           1,107
   Services                                                          1,578                             738
                                                            -------------------------         --------------------
                                                                     4,981                           1,845
                                                            -------------------------         --------------------

   Amortization of intangible asset                                    206                            105
   Inventory write-off                                               1,109                              0
                                                            -------------------------         --------------------
                                                                     6,296                           1,950
                                                            -------------------------         --------------------

       Gross profit                                                  3,308                           2,719
                                                            -------------------------         --------------------

Operating Expenses:
  Research and development, net                                      9,758                           4,913
  Selling and Marketing                                              9,090                           3,989
  General and administrative                                         3,557                           1,664
  Amortization of acquired intangibles                                 821                             255
                                                            -------------------------         --------------------
      Total Operating Expenses                                      23,226                          10,821
                                                            -------------------------         --------------------

      Operating loss                                               (19,918)                         (8,102)
                                                            -------------------------         --------------------

Other income (expense), net                                             44                             298
Financial income (expense), net                                        334                             127
                                                            -------------------------         --------------------

Loss before tax benefit (income taxes)                             (19,540)                         (7,677)
Tax benefit (income taxes)                                             (61)                            171

                                                            -------------------------         --------------------
Net loss after income tax                                          (19,601)                         (7,506)
                                                            -------------------------         --------------------

Accretion of redeemable preferred shares                            (3,256)                           (349)
                                                            -------------------------         --------------------

                                                                   (22,857)                         (7,855)
                                                            =========================         ====================

Basic and diluted net loss per ordinary share:

     Basic and diluted net loss                                      (0.32)                          (0.12)
                                                            =========================         ====================

Weighted average number of ordinary shares used in
computing basic and diluted net loss per share
amounts (in thousands)                                               60,346                          60,346
                                                            =========================         ====================

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                          VOCALTEC COMMUNICATIONS LTD.
                      CONSOLIDATED PROFORMA BALANCE SHEETS
                (In thousands of U.S. dollars except share data)


                                                                    June 30
                                                                      2005
                                                            --------------------
                                                                    Proforma

Current Assets
  Cash, cash equivalents and short term
  investments                                                        6,335
  Trade receivables, net                                             1,162
  Other receivables                                                  1,875
  Severance pay funds                                                  784
  Inventories                                                        1,892
                                                            --------------------
       Total Current Assets                                         12,048
                                                            --------------------

Severance pay funds                                                  1,359
                                                            --------------------

Equipment, Net                                                       1,758
                                                            --------------------

Acquired intangibles, Net *)                                         9,550
                                                            --------------------


                       Total Assets                                 24,715
                                                            ====================

Current Liabilities
  Trade payables                                                     1,657
  Accrued expenses and other liabilities                             2,894
  Accrued severance pay                                              1,068
  Loan from shareholder                                              1,000
  Deferred revenues                                                    438
                                                            --------------------
                                                                     7,057
                                                            --------------------
Long Term Liabilities
   Accrued severance pay                                             1,788
                                                            --------------------
                                                                     1,788
                                                            --------------------

          Total Liabilities                                          8,845
                                                            --------------------

Shareholders' Equity
    Share capital
       Ordinary shares of NIS 0.01 par value:
         Authorized - 50,000,000 shares;
         Issued and outstanding - 60,346,092 as
         of June 30, 2005 and 60,346,092 as of
         December 31, 2004                                             132
   Additional paid-in capital                                       67,428
   Treasury stock                                                   (1,445)
   Accumulated deficit                                             (50,245)
                                                            --------------------
        Total Shareholders' Equity                                  15,870
                                                            --------------------

         Total Liabilities and Shareholders' Equity                 24,715
                                                            ====================

   *) Based on an initial valuation of the intangible assets.